VF 6-12-02

RECEIVED JUN - 7 2002 SECTIONAL PROCESSING SECTION WASH. D.C. 160

02022368

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washing[ton], D.C. 20549

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SEC FILE NUMBER
8- 35084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SoCal Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24351 Pasto Road, Suite B
(No. and Street)

Dana Point, California 92629
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jehu Hand, (949) 488-2900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armando C. Ibarra
(Name — *if individual, state last, first, middle name*)

350 E Street, Chula Vista, California 91910
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 6/02

OK-VF 6-24-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jehu Hand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SoCal Securities, as of March 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Kimberly Peterson

Notary Public

KIMBERLY PETERSON
COMM. # 1206097
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. DEC. 25, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARMANDO C. IBARRA
Certified Public Accountant
A Professional Corporation

Armando C. Ibarra, C.P.A.
Armando Ibarra, Jr., C.P.A.

Members of the California Society of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
SoCal Securities
(formerly Stockdale Securities)

We have audited the accompanying statement of financial condition of SoCal Securities (formerly Stockdale Securities) (the Company) as of March 31, 2002 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of SoCal Securities (formerly Stockdale Securities) as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

ARMANDO C. IBARRA, CPA - APC

May 17, 2002

296 H Street 2nd Floor, Chula Vista, CA 91910
Tel: (619) 422-1348 **Fax: (619) 422-1465**

SoCAL SECURITIES
(Formerly Stockdale Securities)
Balance Sheet
March 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets		
Cash	$ 6,349	$ 6,463
Notes receivable	3,500	6,500
Total Current Assets	9,849	12,963
TOTAL ASSETS	**$ 9,849**	**$ 12,963**

LIABILITIES & STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Income tax payable	$ 1,600	$ 800
Total Current Liabilities	1,600	800
TOTAL LIABILITIES	1,600	800
Stockholders' Equity		
Common stock (100,000 shares authorized; 10,000 shares issued and outstanding at March 31, 2001	10,000	10,000
Additional paid-in capital	25,817	25,817
Retained earnings	(27,568)	(23,654)
Total Stockholders' Equity	8,249	12,163
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 9,849**	**$ 12,963**

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Statement of Operations
For the Year Ended March 31, 2002 and 2001

		2002		2001
Revenues				
Interest income	$	81	$	95
Refunds		0		0
Total Revenues		81		95
Expenses				
Regulatory fees		816		955
General and administrative expenses (see below)		2,379		2,339
Total Expenses		3,195		3,294
Operating Loss		**(3,114)**		**(3,199)**
Income tax expense		(800)		(800)
Net Loss	**$**	**(3,914)**	**$**	**(3,999)**

		2002		2001
General Expenses				
Accounting fees	$	1,100	$	1,075
Insurance		1,057		1,144
Office expense		78		
Bank charges		144		120
Total General and Administrative Expenses	**$**	**2,379**	**$**	**2,339**

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Computation of Net Capital Under Rule 15c 3-1
of the Securities and Exchange Commission
For the Year Ended March 31, 2002 and 2001

	2002	2001
Total Stockholders' Equity from statement of financial condition	$ 9,849	$ 12,963
Deduct nonallowable assets-		
Note Receivable	(3,500)	(6,500)
Net Capital	6,349	6,463
Minimum net capital required - the greater of 6-2/3% of aggregated indebtedness of $800 or $5,000	5,000	5,000
Excess Net Capital	$ 1,349	$ 1,463
Aggregate Indebtedness	$ 1,600	$ 800
Ratio of Aggregate Indebtedness to Net Capital	.25 to 1	.12 to 1

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Statement of Stockholders' Equity
From April 1, 1994 to March 31, 2002

	Common Stock		Common Stock Amount		Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity
Balance, April 1, 1994	10,000	$	10,000	$	2,880	$	2,212	$	15,092
Net loss March 31, 1995							(2,895)		(2,895)
Balance, March 31, 1995	**10,000**	**$**	**10,000**	**$**	**2,880**	**$**	**(683)**	**$**	**12,197**
Prior period adjustment (See Note 7)							(4,164)		(4,164)
Paid-in capital					12,656				12,656
Net loss March 31, 1996							(287)		(287)
Balance, March 31, 1996	**10,000**	**$**	**10,000**	**$**	**15,536**		**(5,134)**	**$**	**20,402**
Paid-in capital					3,000				3,000
Prior period adjustment (See Note 7)							(1,780)		(1,780)
Net loss March 31, 1997							(4,498)		(4,498)
Balance, March 31, 1997	**10,000**	**$**	**10,000**	**$**	**18,536**	**$**	**(11,412)**	**$**	**17,124**
Net income March 31, 1998							813		813
Balance, March 31, 1998	**10,000**	**$**	**10,000**	**$**	**18,536**	**$**	**(10,599)**	**$**	**17,937**

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Statement of Stockholders' Equity
From April 1, 1994 to March 31, 2002

	Common Shares		Common Stock Amount		Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity
Balance, March 31, 1998	10,000	$	10,000	$	18,536	$	(10,599)	$	17,937
Prior period adjustment (See Note 7)							800		800
Paid-in capital					2,281				2,281
Net loss March 31, 1999							(6,602)		(6,602)
Balance, March 31, 1999	**10,000**	**$**	**10,000**	**$**	**20,817**	**$**	**(16,401)**	**$**	**14,416**
Paid-in capital					2,000				2,000
Net loss March 31, 2000							(3,254)		(3,254)
Balance, March 31, 2000	**10,000**	**$**	**10,000**	**$**	**22,817**	**$**	**(19,655)**	**$**	**13,162**
Paid-in capital					3,000				3,000
Net loss March 31, 2001							(3,999)		(3,999)
Balance, March 31, 2001	**10,000**	**$**	**10,000**	**$**	**25,817**	**$**	**(23,654)**	**$**	**12,163**
Paid-in capital									0
Net loss March 31, 2002							(3,914)		(3,914)
Balance, March 31, 2002	**10,000**	**$**	**10,000**	**$**	**25,817**	**$**	**(27,568)**	**$**	**8,249**

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Statement of Cash Flows
For the Year Ended March 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating loss	$ (3,914)	$ (3,999)
Decrease in notes receivable	3,000	1,300
Increase in income tax payable	800	-
Net cash (used) by operating activities	(114)	(2,699)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	-	3,000
Net cash provided by financing activities	-	3,000
Net increase in cash	**(114)**	**301**
Cash at beginning of period	**6,463**	**6,162**
Cash at end of period	**$ 6,349**	**$ 6,463**

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Notes to Financial Statements
For the Year Ended March 31, 2002

NOTE 1 – GENERAL

Stockdale Securities (the Company) was incorporated on April 6, 1985 in California as Erlinger & Associates, Inc. On August 5, 1985, the Company changed its name to Vista Financial Services Group and began to provide investment-banking services. During the year ended March 31, 1993, the Company changed its name to Eurocapital Partners, Inc. On April 20, 1995, the Company changes its name to Stockdale Securities. On May 10, 1995, all of the outstanding shares of the Company's common stock were purchased by Aspen Equity Partners, Ltd. In exchange for cash in the amount of $10,000 plus the estimated net book value of the Company as of such date. The Company does not carry customers' accounts or hold securities for the accounts of customers. The Company is registered with the Securities Exchange Commission (SEC) as a broker/dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Securities transactions and the related gains and losses are recorded on the trade date.

Commissions revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"* (SFAS No. 109), which requires that deferred income taxes be recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting basis at rates based on enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

NOTE 3 – INCOME TAX

The provision for income taxes in the statement of operation is comprised of the following:

Current:		
Federal	$ -0-	
State	800	
Total		$ 800
Deferred:		
Federal	-0-	
State	-0-	
Total	-0-	
Income tax expense		$ 800

Income tax payable was $ 1,600 as of the year ended March 31, 2002.

The Company's total deferred tax asset at March 31, 2002 is as follows:

	March 31, 2002
Deferred tax assets:	
Net operating loss carryforwards	$ 4,135
Other	-0-
Gross deferred tax assets	4,135
Valuation allowance	(4,135)
Net deferred tax assets	$ -0-

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 4. SCHEDULE OF NET OPERATING LOSSES

1998 Net Operating Loss	(9,799)
1999 Net Operating Loss	(6,602)
2000 Net Operating Loss	(3,254)
2001 Net Operating Loss	(3,999)
2002 Net Operating Loss	(3,914)
Net Operating Loss	$ (27,568)

Temporary differences that give rise to deferred tax assets are comprised of net operating loss carryforwards. At March 31, 2002, the Company has a net operating loss carryforward of $(27,568) which, if not utilized, will completely expire twenty years from the date the loss was incurred. It is reasonable possible that the Company's estimate of valuation allowance will change.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for federal income tax purposes are subject to annual limitations. On May 10, 1995, such a change in ownership occurred which will subject the Company to limitations on the use of its net operating loss carryforwards.

NOTE 5 – RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii) of such rule) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE 6 – REPORTING REQUIREMENTS

The Company is required to file periodic reports with the NASD and the SEC.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is required as a broker-dealer, under provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. The Company is also required to maintain minimum working net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as of March 31, 2002. As of March 31, 2002, the Company has a ratio of aggregate indebtedness to net capital of .14 to 1, and net capital, as defined, of $ 4,749.

The computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of March 31, 2002 results in a net capital of $8,249 and thereby differs from the Company's computation of net capital included in its Parts IIA Focus Report as of that date, of $9,848. The difference of $1,600 was a result of the following changes:

Allowable Item	March 31, 2002 Focus Report	Computation of Net Capital derived from audited financial statements	Difference
Cash	6,349	(6,349)	(0)
Taxes Payable		(1,600)	(1,600)
Accumulated Deficit	(25,968)	(27,568)	(1,600)

There were no material differences between the computation of net capital under SEC Rule 15c3-1 and the Company's computation of net capital as of March 31, 2002 included in its Part IIA Focus Report as of that date.

NOTE 8 – PRIOR PERIOD ADJUSTEMENTS

March 31, 1996

A prior period adjustment was required to record prior expenses and payments to the Franchise Tax Board and Internal Revenue Services for income taxes of 1992 and 1993.

March 31, 1997

There was an overstatement of assets for the year ended March 31, 1996 that needed correction.

March 31, 2000

A prior period adjustment was required to record payment to the Franchise Tax Board for 1998 income taxes.